UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on FINTEL TO COVER FIJI ISLANDS WITH WIMAX USING ALVARION’S BREEZEMAX™ dated December 4, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ALVARION LTD.

Date: December 4th, 2006                                   By: /s/ Dafna Gruber
                                   Name: Dafna Gruber
                                   Title:   CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com        carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

FINTEL TO COVER FIJI ISLANDS WITH WIMAX USING ALVARION’S
BREEZEMAX™

Country’s International Telecom Provider

Starting With WiMAX Services in Capital City of Suva
---

Tel Aviv, Israel, December 4, 2006--Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that Fiji International Communications Limited (FINTEL), the country’s international telecommunications provider, has selected BreezeMAX to offer WiMAX data services to the businesses and residents of the Fiji islands. Working with Paclink, a leading South Pacific systems integrator, FINTEL will start by offering services in the capital city of Suva, later expanding to more of the 330 islands in the south Pacific archipelago.

“We are pleased to be able to bring the ‘4G’ services of WiMAX to the Fiji Islands,” said Mr. Jone Wesele, Commercial  & Business Development Manager of FINTEL. “As a complement to our existing fiber and satellite networks, BreezeMAX has proven to be ideal for our island terrain. It's a robust, ruggedized system with exceptionally high performance for our non-line-of-sight environment and meets the demanding bandwidth and service requirements of our busy tourist industry."

BreezeMAX is Alvarion’s award-winning, WiMAX Certified™ platform designed from the ground up according to the IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality.

“Bringing WiMAX to the Fiji Islands is very exciting, and we are thrilled to plan and deploy such a significant addition to FINTEL’s network capabilities," said Philip Martyn of Paclink. “We look forward to growing our relationship with Alvarion to offer more network solutions to FINTEL and other carriers in our region.”

BreezeMAX carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 200 installations in more than 80 countries around the world.

“We applaud FINTEL’s decision to strategically integrate the excellent business case of BreezeMAX to add broadband data services to its already existing network capabilities,”

said Tzvika Friedman, president and CEO of Alvarion. “As our deployments in Asia Pacific increase, we are pleased to see more and more carriers leverage our market-leading BreezeMAX in their island environments. In addition, WiMAX services will give the Fiji tourist industry a substantial boost with the corresponding economic benefits."

###

About Fiji International Telecommunications Limited (FINTEL)

Fiji International Telecommunications Limited (FINTEL) is a private company, licensed by Government to provide Fiji's international telecommunications services. The Company, formed in December 1976, is jointly owned by the Government of Fiji (51%) and Cable and Wireless PLC of UK (49%). FINTEL is Fiji's only licensed international carrier and operates a submarine optic fibre cable terminal and a satellite earth station at Vatuwaqa, Suva. A combination of these two alternative, though complementary, facilities provides Fiji with both adequate capacity and reliability through diversity of routes. Access to a world-wide telecommunications network is provided through direct circuits and utilisation of several overseas centres as transit switching points.

About Paclink Communications Pty Ltd

Established in 1994, Paclink Communications is the leading South Pacific Systems Integrator providing an array of access solutions to serve the business requirements of carriers, service providers, and enterprises.

Pacific based carriers utilizing Paclink access solutions range from Tahiti to New Caledonia, thru to Fiji, Tonga, Papua New Guinea, and throughout Australia.

Paclink core competencies include Carrier-Class WIMAX Broadband, Ultra high-capacity network connectivity, IP and voice compression systems for fibre and satellite networks, and last mile access solutions.

About Alvarion
With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company supplies solutions in both developed and developing countries.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion’s World Wide Web site at www.alvarion.com
This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.